Hypo Real Estate
GROUP

Hypo Real Estate Holding AG
Group Corporate Office
Martina Peterhofen
Unsoeldstrasse 2
80538 Muenchen
Germany

03 DEC 22 AM 7:21

Rule 12g3-2(b) File No.
82-34748

03045539

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

SUPPL

December 18, 2003

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Martina Peterhofen
Head of Group Corporate Office

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Enclosure

December 18, 2003: Press release "Hypo Real Estate Bank AG Transfers Portfolio Of Approximately EUR 600 million"

dlw 1/8

Press Release

Rule 12g3-2(b) File No.
82-34748

Hypo Real Estate Bank AG Transfers Portfolio Of Approximately EUR 600 million

- **"True sale" of residential properties for private individuals**
- **A further step in concentrating on core business**

Munich, December 18, 2003: Hypo Real Estate Bank AG (HRE) transfers a non-strategic portfolio of residential property loans to Allgemeine Hypothekenbank Rheinboden AG in Frankfurt am Main, under an agreement signed today. The portfolio consisting of 5,800 loans to private individuals totals approximately €600 million. HRE and Allgemeine Hypothekenbank Rheinboden have agreed to keep the details of the transaction confidential.

The loan portfolio is composed entirely of loans to customers with good credit (known as "performing loans"). The transfer is part of HRE's ongoing restructuring program, under which residential loans to retail customers are no longer viewed as part of the bank's core business. The transaction is a "true sale" in which the collateral furnished to HRE is also transferred to the buyer. This is HRE's first "true sale" of performing loans in Germany. *HVB AG Corporates & Markets* acted as arranger of the transaction.

"This transaction is attractive for us and maintains the rapid pace of reconstruction at Hypo Germany," commented Johann Berger, spokesman of HRE's Board of Management.
"We're continuing our announced melting down of our portfolio in Germany. The equity this frees up can now be focused on

the core business of the Hypo Real Estate Group – highly profitable international commercial real estate finance transactions."

The completion of the transaction is planned for spring 2004. The former HRE customers will be able to benefit in the future from the advantages of a real-estate lender that numbers residential loans for private individuals among its core competencies.

Hypo Real Estate Bank AG

Hypo Real Estate Bank AG, Munich, is a member of Hypo Real Estate Group (HREG). Hypo Real Estate Group (HREG) is one of Europe's largest providers of commercial real estate financing. However, neither the private residential mortgage business nor public-sector lending are included in its core business activities. HREG consists of the non-operational, listed holding company Hypo Real Estate Holding AG, domiciled in Munich, and three operational business units: besides *Hypo Real Estate Bank AG Deutschland* domiciled in Munich, these are *Hypo Real Estate Bank International* with headquarters in Dublin and *Württembergische Hypothekenbank AG (WürttHyp)* with headquarters in Stuttgart.

The new bank's business model is cash-flow oriented and transaction controlled. That means that every transaction is considered individually and accepted or rejected on its own merits. There are no fixed rulings on industries, sites or real estate locations. Profitability and risk management take precedence; market share considerations and volume play a subordinate role.

Press contact:
Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com